Mail Stop 3561

April 13, 2007

By Facsimile and U.S. Mail

Mr. Bradley E. Sparks
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington   98101

> **Re: Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed January 16, 2007**
> **File No. 0-30262**

Dear Mr. Sparks:

We have reviewed your response dated February 28, 2007 to our previous letter and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Item 8A. Controls and Procedures, page 11

(a)   Evaluation of Disclosure Controls and Procedures

1.   We have read your response to comment 7 of our letter dated February 7, 2007 regarding your use of the phrase "material information" in your conclusion relating to the effectiveness of your disclosure controls and procedures. Please also revise your disclosure to indicate that you performed your evaluation "as of the end of the period covered by the report" rather than a specific date. See SEC Release No. 33-8238, Section II.F.3.

General

Please send us your response to our comment within ten business days from the date of this letter. You should provide a cover letter keying your response to our comment, and provide the requested supplementary information. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3720, if you have questions regarding our comment on the financial statements and any other related matters.

Sincerely,

Michael Moran
Accounting Branch Chief